Exhibit 10.1

EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”) is effective this 26th day of September, 2011 (the “Date of this Agreement”), by and between Michael Bloom (“Employee”) and Family Dollar Stores, Inc. (“FDS”). For and in consideration of the premises, the mutual covenants and agreements hereinafter contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, FDS and Employee, intending to be legally bound, hereby agree and covenant

1. Recitals. Employee and FDS recite the following:

A. Employee has been offered the position of President and Chief Operating Officer of FDS and certain of its subsidiary and affiliated companies (the “Subsidiaries”). Employee understanding and accepting the terms and conditions of Employee’s employment as set forth herein, desires to be employed by FDS and the Subsidiaries in such capacity, and under the terms and restrictions as set forth herein.

B. FDS desires to obtain the agreement of Employee to certain restrictive covenants and other provisions as set forth herein in exchange for Employee’s receipt of good and valuable consideration, including without limitation: (i) FDS’ agreement to provide certain severance payments as described herein, (ii) a base salary effective as of September 30, 2011, (iii) a sign-on bonus in the form of Performance Share Rights under the 2006 Incentive Plan; (iv) eligibility for an award opportunity under the Company’s Incentive Bonus Plan for the fiscal year beginning August 28, 2011, and an award of Performance Share Rights under the 2006 Incentive Plan for the 3-year performance period commencing August 28, 2011, and (v) a contemplated award of stock options under the 2006 Incentive Plan with a grant date of October 4, 2011.

C. Notwithstanding any provision of this Agreement, FDS and Employee agree that Employee’s employment with each of the Company and the Subsidiaries is “at will” and may be terminated at any time with or without “Cause” without any liability or obligation of FDS and/or any Subsidiary except as expressly set forth herein.

D. This Agreement revokes and supersedes all prior or contemporaneous employment agreements, representations, promises and understandings, whether written or oral, between the parties.

2. Definitions. When used in this Agreement the following terms and provisions shall have the meanings set forth herein:

A. “Applicable Premium” – “Applicable Premium” means, with respect to a group health plan, the “applicable premium” as defined in Section 604 of ERISA with respect to a month.

B. “Cause” – i. At any time after a Change in Control, Cause means any of the following acts by Employee, as determined by the Compensation Committee of the Board of Directors of the Company: (a) gross neglect of duty, (b) prolonged absence from duty without the consent of the Company, (c) intentionally engaging in any activity that is in conflict with or adverse to the business, reputation or other interests of the Company, or (d) willful misconduct, misfeasance or malfeasance of duty which is reasonably determined to be detrimental to the Company. The determination of the Compensation Committee as to the existence of “Cause” shall be conclusive on Employee and the Company.

ii. At any time prior to a Change in Control, Cause means any of the following: (a) conviction of a felony, any act involving moral turpitude, or a misdemeanor where imprisonment is imposed, (b) commission of any act of theft, fraud, dishonesty, or falsification of any employment or Company records, (c) improper disclosure of the Company’s confidential or proprietary information, (d) Employee’s failure to comply with reasonable written directives of the Chairman of the Board or the Board of Directors of the Company, (e) a course of conduct amounting to gross incompetence, (f) chronic and unexcused absenteeism, or (g) misconduct in connection with the performance of any of Employee’s duties, including, without limitation, misappropriation of funds or property of the Company, securing or attempting to secure personally any profit in connection with any transaction entered into on behalf of the Company, misrepresentation to the Company, or any violation of law or regulations on Company premises or to which the Company is subject.

C. “Change in Control” – Change in Control shall have the meaning set forth in Section 2.1(f) of the 2006 Incentive Plan, without regard to the last paragraph thereof (which follows Section 2.1(f)(iv)); provided, however, that for purposes of Paragraph 7 below (relating to certain severance payments within 24 months after a Change in Control), Change in Control shall mean a “change in control event” within the meaning of that term in Treas. Reg. § 1.409A-3(i)(5)(i).

D. “Code” – Code means the Internal Revenue Code of 1986, as amended from time to time, and includes a reference to any final regulations or other guidance of general applicability promulgated under the Code as so defined.

E. “Company” – Company means the controlled group of trades, businesses, and commonly controlled corporations that includes FDS that constitutes the Employee’s “service recipient” and “employer,” within the meaning of those terms as used in Treas. Reg. § 1.409A-1(h)(3).

F. “Company’s Business” – The Company’s Business means the operation of multi-merchandise retail stores, the majority of which stores each have 25,000 square feet or less of total selling space, and that sell, or offer for sale, low-cost, basic merchandise for family and home needs, including perishable and non-perishable goods.

G. “Competitive Position” – Competitive Position means any employment with or activity or service performed for a Competitor (whether as owner, member, manager, lender, partner, shareholder, consultant, agent, employee, co-venturer or otherwise) in which (i) Employee will use or could reasonably be expected to use any Confidential Company Information or Trade Secrets of the Company for the benefit of a Competitor; or (ii) Employee will hold a position, have duties, or perform services for such Competitor that is or are the same as or substantially similar to Employee’s position with, duties for, or services actually performed for the Company during Employee’s employment with the Company.

H. “Competitor” – Competitor means (i) any person or entity whose business is the same as or substantially similar to the Company’s Business; (ii) any person or entity who owns or operates multi-merchandise retail stores that each have 25,000 square feet, or less, of total selling space, and that sell, or offer for sale, merchandise that is the same as or substantially similar to merchandise sold or offered for sale by the Company; or (iii) any person or entity who plans to own or operate multi-merchandise retail stores that have 25,000 square feet, or less, of total selling space, and that will sell, or offer for sale, merchandise that is the same as or substantially similar to merchandise sold or offered for sale by the Company. For a period of two (2) years from the date of execution of this Agreement, a person or entity whose business or multi-merchandise retail stores include pharmacy operations, will not be considered a “Competitor” within the meaning of this paragraph. Thereafter, no person or entity otherwise meeting the definition of “Competitor” will be excepted from this paragraph by virtue of having pharmacy operations.

I. “Confidential Company Information” – Confidential Company Information means, unless otherwise available to the public, (i) any and all information relating to the Company’s methods of operation, source of merchandise supply, organizational details, personnel information, marketing plans, business plans, strategic plans, forecasts, or financial information or data; (ii) any and all information relating to the Company’s real estate activities including, but not limited to, landlords, prospective landlords, and lease data; (iii) the specific terms of the Company’s agreements or arrangements with any officers, directors, employees, vendors, suppliers, or any other entity with which the Company may be affiliated from time to time, including, but not limited to, the value of any consideration provided or received by the Company or the expiration date of any such agreement or arrangement; and (iv) any and all information of a technical or proprietary nature developed by or acquired by the Company or made available to the Company and its employees by vendors, suppliers, contractors, or other employees of the Company, on a confidential basis, including, but not limited to, ideas, concepts, designs, specifications, prototypes, techniques, technical data or know-how, formulae, methods, research and development, and inventions, as such Confidential Company Information may exist from time to time and whether in electronic, print or other form and all copies, notes, or other reproductions thereof.

J. “Continuation Coverage” – “Continuation Coverage” means the continuation of coverage under a group health plan required to be offered pursuant to Sections 601 et seq. of the Employee Retirement Income Security Act of 1974, as amended.

K. “Disability” – Disability shall mean “disability” within the meaning of that term as used in the final clause of Treas. Reg. § 1.409A-3(i)(4)(ii).

L. “Employee’s Termination Date” – Employee’s Termination Date means the date of Employee’s Termination of Employment with the Company, regardless of: (i) the date, cause, or manner of such Termination of Employment; (ii) whether the termination of Employee’s employment is with or without Cause or is a result of Employee’s resignation; or (iii) whether the Company provides severance benefits to Employee under this Agreement, provided, however, that in the event an amount becomes payable pursuant to Sections 6 or 7 of this Agreement as the result of Employee’s Disability or death, the term “Employee’s Termination Date” shall be interpreted to mean the first day on which the Employee became disabled so as to have a Disability or the date of Employee’s death, as the case may be.

M. “Good Reason” – Good Reason means any of the following acts by the Company, without the consent of Employee (in each case, other than an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of notice thereof given by Employee): (i) a reduction by the Company in Employee’s base salary; (ii) a direct or indirect material reduction by the Company in Employee’s aggregate annual and long-term incentive compensation opportunities, such as through a reduction in target or maximum award opportunities, a change in the performance goals or formulas for earning awards resulting in a material increase in the degree of difficulty of achieving target performance, or similar changes; (iii) a material reduction in Employee’s position, duties and responsibilities, assignment to duties inconsistent with such position or material adverse change in reporting relationships, (iv) with respect to an employee who is stationed at the Company’s headquarters in Charlotte, North Carolina, or in Matthews, North Carolina, the Company requiring Employee, without his or her consent, to be based at any office or location more than 35 miles from the location at which Employee was stationed immediately prior to a Change in Control, or (v) the continuing material breach by the Company of any employment agreement between Employee and the Company after the expiration of any applicable period for cure.

N. “Incentive Bonus Plan” – Incentive Bonus Plan means the annual cash incentive bonus plan established pursuant to the Guidelines for Annual Cash Bonus adopted under the 2006 Incentive Plan.

O. “Involuntary Termination” – Involuntary Termination means, with respect to the Employee,

(i) a Separation from Service due to the independent exercise of the unilateral authority of the Company to terminate Employee’s services, other than due to the Employee’s implicit or explicit request, where the Employee was willing and able to continue performing services for the Company; and/or

(ii) solely with respect to Section 7 of this Agreement, a termination by the Employee for “Good Reason,” as defined in Section 2(M) of this Agreement, but only if all of the following additional requirements are satisfied:

(a) The Good Reason consists of any of the following conditions (each a “Condition”) that arises without the consent of the Employee, and the Employee’s Termination Date occurs no later than a period of time not exceeding two years immediately following the initial existence of the Condition:

(1) A material diminution in the Employee’s base compensation.

(2) A material diminution in the Employee’s authority, duties, or responsibilities.

(3) A material diminution in the budget over which the Employee’s retains authority.

(4) A material change in the geographic location at which the Employee must perform the services required pursuant to this Agreement.

(5) Any other action or inaction that constitutes a material breach by FDS of this Agreement.

(b) Within thirty (30) days of the initial existence of the Condition, the Employee provided notice to FDS of the existence of the Condition, and the Condition has not been remedied within forty-five (45) days after such notice

(c) If the Condition is cured within forty-five (45) days of such notice, the Employee is not entitled to any payment as the result of a Termination of Employment based on that occurrence of the circumstances constituting Good Reason.

P. “Restricted Territory” – Restricted Territory means:

(i) each state of the United States of America in which the Company is conducting the Company’s Business on Employee’s Termination Date, and

(ii) each state of the United States of America in which, as of the Employee’s Termination Date, the Company is planning to conduct the Company’s Business if Employee had knowledge, or should have had knowledge, of such Company plans on or before Employee’s Termination Date, and

(iii) each state of Mexico in which the Company is conducting the Company’s Business on Employee’s Termination Date, and

(vi) each state of Mexico in which, as of the Employee’s Termination Date, the Company is planning to conduct the Company’s Business if Employee had knowledge, or should have had knowledge, of such Company plans on or before Employee’s Termination Date.

For purposes of the foregoing definition, the District of Columbia and each of any commonwealths, territories, or possessions shall be regarded as a “state of the United States of America.”

Q. “Target Bonus” – Target Bonus means Employee’s “target bonus” for the applicable fiscal year within the meaning of Section 4 of the Incentive Bonus Plan.

R. “Termination of Employment” – Termination of Employment with respect to the Employee means the Employee’s “termination of employment” (within the meaning of that phrase in Treas. Reg. § 1.409A-1(h)(1)) with the Company that constitutes a “separation from service” (within the meaning of that phrase in Treas. Reg. § 1.409A-1(h)) with respect to the Company.

S. “Trade Secret” – Trade Secret of the Company means any item of Confidential Company Information that constitutes a trade secret under the common law or statutory law of the State of North Carolina, namely N.C. Gen. Stat. §§ 66-152 et seq., but such definition of “Trade Secret” shall not alter either the Company’s rights or Employee’s obligations under any state or federal statutory or common law regarding trade secrets and unfair trade practices.

T. “2006 Incentive Plan” – 2006 Incentive Plan means the Family Dollar Stores, Inc. 2006 Incentive Plan, as in effect from time to time.

3. Employment. The Company hereby offers employment of Employee, in such capacity, and under the terms, conditions and restrictions as set forth herein, effective as of the Date of this Agreement, and Employee hereby accepts such employment.

4. Position, Duties and Responsibilities. Employee shall be employed as President and Chief Operating Officer of the Company and shall perform such reasonable duties and responsibilities as the Chairman of the Company or Board of Directors of the Company or the Chief Executive Officer of the Company may, from time to time, assign to Employee. Employee agrees to accept this employment and to devote his full time and attention and his best efforts, ability and fidelity to the performance of the duties attaching to such employment. In addition, Employee shall serve as a director and officer of the Company or any of its constituent entities, if appropriately elected. During the period of his employment, Employee shall not, for remuneration or profit, directly or indirectly, render any service to, or undertake any employment for, any other person, firm or corporation, whether in an advisory or consulting capacity or otherwise, without first obtaining the written consent of the Company.

5. Compensation.

A. In consideration of the services to be rendered by Employee pursuant to this Agreement, the Company shall pay, or cause to be paid, to Employee a weekly base salary as established by the Board of Directors of the Company. The base salary shall be reviewed annually by the Board in connection with its annual review of executive compensation, unless Employee’s employment shall have been terminated earlier pursuant to the Agreement, to determine if such base salary should be increased for the following year in recognition of services to the Company and shall initially be set at a rate not less than Employee’s current annual salary. The salary shall be payable at such intervals in conformity with the Company’s prevailing practice as such practice shall be established or modified from time to time.

B. In addition, Employee shall:

i. Be eligible to participate in the Company’s Incentive Bonus Plan, subject to its written terms as they may be amended or modified in any respect, including (without limitation) the terms requiring the action of the Compensation Committee of the Board of Directors with respect to a person covered by the exemption in Section 162(m) of the Code relating to Qualified Performance-Based Awards (as defined for purposes of the Incentive Bonus Plan) and the achievement of established goals. Employee acknowledges that he has received a copy of the form of the Incentive Bonus Plan and related guidelines for the operation of such Plan and is familiar with the terms and conditions thereof. Nothing contained herein shall limit the Company’s right to alter, amend or terminate the Incentive Bonus Plan at any time for any reason.

ii. Participate in any group life insurance plan, group health and accident plan, vacation plan, and retirement plan or other benefit plan or arrangement which FDS has or may from time to time hereafter establish for the benefit of its employees upon Employee’s complying with all Company policies regarding participation in any such plan or arrangement, provided however that such participation by Employee must be permissible under the terms of such plan or arrangement.

iii. Receive additional benefits and/or compensation in such form and in such manner and at such times as the Board of Directors of the Company, in the exercise of its absolute discretion, shall determine, and/or as otherwise provided by the Company, consistent with benefits and/or compensation currently provided to Company employees in similar positions.

C. The Company shall have the right to withhold income, payroll, and employment taxes from any compensation or other payments otherwise due to Employee hereunder, in such amounts as the Company, in its sole discretion, deems appropriate to assure itself of compliance with local, state, and federal law. D. FDS reserves the right enter into an agreement of the kind described in Treas. Reg. § 1.409A-1(h)(4), which deals generally with circumstances under which the end of a common law employment relationship between an employee and an employer (referred to herein as the “Seller”) will not constitute a separation from service if it occurs in the context of a sale of substantial assets by the Seller to an unrelated party (the “Buyer”) and the employee renders services to the Buyer immediately after the sale and in connection with the assets sold. However, FDS will not enter into an agreement of the kind described in Treas. Reg. § 1.409A-1(h)(4) unless in such agreement the Buyer assumes the obligations of Sections 6 and 7 with respect to itself as Employee’s employer or the Buyer undertakes equivalent obligations in an agreement between itself and the Employee.

6. Severance Upon Termination without Cause Prior to a Change in Control. Subject to the provisions of Paragraphs 8, 9 and 11 hereunder, in the event of Employee’s Termination of Employment with the Company as the result of Employee’s Involuntary Termination by the Company without Cause or in the event of Employee’s Disability or death, in each case prior to a Change in Control, the Company shall provide Employee with the following severance benefits:

(i) The Company shall pay the Employee (or, in the event of Employee’s death while in service, the Employee’s Beneficiary) an amount equal to 24 times the Employee’s base monthly salary in effect on the date of such Termination of Employment, Disability, or death. In the event that the amount calculated pursuant to the first sentence of this Section 6(i) becomes payable because of the Employee’s Disability or death, the amount will be paid over a period of twenty-four (24) consecutive months beginning with the first day of the month next following Employee’s Disability or death, in a series of substantially equal installments, without interest, in accordance with the regular payroll practices of the Company as in effect as of the Employee’s Date of Termination over said period, commencing on first regular payroll date following the beginning of the 24 month period. In the event that the amount calculated pursuant to the first sentence of this Section 6(i) becomes payable because of the Employee’s Involuntary Termination of Employment by the Company without Cause, such amount shall be divided into two amounts, as follows:

A. An amount (the “Permitted Amount”) equal to the lesser of (x) twice the limitation applicable to qualified retirement plans pursuant to Section 401(a)(17) of the Code during the calendar year in which the Employee’s Termination Date occurs, or (y) one-fourth of the amount calculated pursuant to the first sentence of this Section 6(i), which shall be paid in installments over a period of (6) consecutive months beginning with the first day of the month next following Employee’s Termination Date, in a series of substantially equal installments, without interest, in accordance with the regular payroll practices of the Company as in effect as of the Employee’s Date of Termination over said period, commencing on first regular payroll date following the beginning of the 6 month period.

B. An amount (the “Remaining Amount”) equal to (x) the amount calculated pursuant to the first sentence of this Section 6(i) minus (y) the Permitted Amount. The Remaining Amount shall be paid in installments over a period of (18) consecutive months beginning with the first day of the month next sixth months plus one day after the Employee’s Termination Date, in a series of substantially equal installments, without interest, in accordance with the regular payroll practices of the Company as in effect as of the Employee’s Date of Termination over said period, commencing on first regular payroll date following the beginning of the 18 month period.

In these or any other events, such payments shall not be considered eligible compensation under any of the Company’s employee benefit plans.

(ii) If Employee’s Termination Date occurs after the end of the Company’s fiscal year but prior to the payment date of any bonus under the Incentive Bonus Plan for such fiscal year, the Company shall pay Employee the portion of the Target Bonus earned by Employee for such fiscal year according to the terms of the Incentive Bonus Plan (i.e., based on the Company’s applicable performance level), without regard to any requirement in the Incentive Bonus Plan otherwise requiring Employee to remain employed through the bonus payment date. Such payment shall be made in a single lump sum November 1 or as soon as administratively practicable thereafter, but in no event later than March 15 of the calendar year next following the calendar year in which the Employee’s Termination Date occurred.

(iii) Employee shall be eligible to receive a pro rated bonus under the terms of the Incentive Bonus Plan for the fiscal year of the Company in which such Termination of Employment occurs, without regard to any requirement in the Incentive Bonus Plan otherwise requiring Employee to remain employed through the bonus payment date, based on the number of completed weeks during the applicable fiscal year through the Employee’s Termination Date and further based on the Company’s applicable performance level for the fiscal year. Such payment shall be made in a single lump sum November 1 or as soon as administratively practicable thereafter, but in no event later than November 7 of the calendar year next following the end of the fiscal year in which the Employee’s Termination Date occurred.

(iv) In the event that Employee (or, in the event of Employee’s death, his covered spouse) timely elects Continuation Coverage with respect to a group health plan following such Termination of Employment, the Employee’s Applicable Premium for a month for such group health plan shall be equal to the employee contribution that would be required for the Employee for coverage under the same plan at the same tier of coverage (e.g., self-only, family, etc.) if Employee were still employed by the Company, for the lesser of (x) the period to which Employee remains entitled to Continuation Coverage pursuant to Section 602(2) of ERISA or (y) the number of months set after the Employee’s Termination Date forth in clause (i) above.

Such payments and benefits provided by the Company to Employee as set forth in Paragraphs 6(i), (ii) and (iii) are herein called “Termination Compensation.” In the event that Termination Compensation is payable as the result of Employee’s Termination of Employment (other than because of Disability or death), Termination Compensation shall be reduced, in whole or in part (but not below zero), by all other salary, bonus, consulting fees or other compensation received by or payable to Employee for services rendered in any capacity to any third party during the period that such Termination Compensation is paid or payable, by reducing (but not below zero) each installment that may be due beginning with the first such installment and proceeding to reduce additional installments and then, to the extent necessary, the payment described in Section 6(ii), and then, to the extent necessary, the payment described in Section 6(iii), until the full reduction called for by this sentence is complete.

In the event that Termination Compensation is payable as the result of Employee’s Disability, Termination Compensation shall be reduced, in whole or in part (but not below zero), by all disability payments paid or payable during the period of 24 months referred to in Paragraph 6(i) to Employee pursuant to any disability insurance policy provided by and paid for by the Company and which payments are received during the period that such Termination Compensation is paid, and the reductions (if any) required by this sentence shall be put into effect with respect to such one or more of the later installments (beginning with the last and proceeding if necessary to the next earlier) as may be necessary to cause the reduction to be made in full.

In the event that Termination Compensation is payable as the result of Employee’s death, Termination Compensation shall be reduced, in whole or in part (but not below zero), by the death benefit paid or payable pursuant to any life insurance policy provided by and paid for by the Company as to which Employee had no contractual obligations limiting his ability to name a death beneficiary, and the reductions (if any) required by this sentence shall be put into effect with respect to such one or more of the later installments (beginning with the last and proceeding if necessary to the next earlier) as may be necessary to cause the reduction to be made in full.

Employee agrees to pursue reasonable, good faith efforts to obtain other employment in a position suitable to Employee’s background and experience. Moreover, Employee agrees to notify the Company within three business days of obtaining other employment during the time period in which Employee is receiving Termination Compensation. Notwithstanding any of the foregoing, Employee’s Termination Compensation shall be subject to forfeiture as set forth below in Paragraphs 8 and 11.

7. Severance Payable Within 24 Months of a Change in Control. In the event of Employee’s Termination of Employment with the Company, within 24 months immediately following a Change in Control, either as the result of an Involuntary Termination by the Company without Cause or by a termination by the Employee for Good Reason, the Company shall provide Employee with the following severance benefits:

(i) An amount equal to thirty (30) times the sum of (x) Employee’s monthly base salary at the highest rate in effect during the period beginning immediately prior to the Change in Control through the date of Employee’s Termination Date and (y) the monthly equivalent of the average of the bonuses, if any, paid or payable to Employee under the Incentive Bonus Plan for each of the three (3) fiscal years immediately preceding the fiscal year in which Employee’s Termination Date occurs (or such fewer number of fiscal years for which Employee was eligible to receive a bonus under the Incentive Bonus Plan). The amount payable pursuant to this Section 7(i) shall be paid in a single lump sum during the period of thirty days that begins six months and one day after the Employee’ Termination Date, provided, however, that in the event that the Termination of Employment is an Involuntary Termination by the Company without Cause or is termination by the Employee for Good Reason that is treated as an Involuntary Termination as provided in Section 2(O)(ii) of this Agreement, then the severance amount as calculated under this Section 7(i) shall be payable in two separate payments. The amount of the first payment will be equal to twice the limitation applicable to qualified retirement plans pursuant to Section 401(a)(17) of the Code during the calendar year in which the Employee’s Termination Date occurs, and such payment shall be made in a single lump sum within thirty (30) days of the Employee’s Termination Date. The amount of the second payment shall be the remainder of the amount calculated pursuant to the first sentence of this Section 7(1) after payment of the amount calculated pursuant to the third sentence of this Section 7(1). The second payment shall be made in a single lump sum during the period of thirty days that begins six months and one day after the Employee’ Termination Date.

(ii) In the event that Employee (or, in the event of Employee’s death, his covered spouse) timely elects Continuation Coverage with respect to a group health plan following such termination of employment, the Employee’s Applicable Premium for a month for such group health plan shall be equal to the employee contribution that would be required for the Employee for coverage under the same plan if Employee were still employed by the Company, for the lesser of (x) the period to which Employee remains entitled to Continuation Coverage pursuant to Section 4980B of the Code or (y) the number of months set forth in clause (i) above after Employee’s Termination Date.

8. Restrictive Covenants; Non-Disclosure Obligations; Forfeiture of Termination Compensation. Employee and the Company understand and agree that the purpose of the provisions of this Paragraph 8 is to protect the legitimate business interests of the Company, especially within the multi-merchandise retail industry, in light of Employee’s leadership position with the Company and exposure and access to Confidential Company Information and Trade Secrets. Employee and the Company further agree and understand that the multi-merchandise retail industry and the Company’s Business are national in scope and that the Company has plans to expand the Company’s Business internationally. Employee acknowledges that the employment and post-employment restrictions set forth in this Paragraph 8 are therefore reasonable in that these restrictions are limited to the multi-merchandise retail industry and to the legitimate protection of the Company’s Business, and that they do not, and will not, unduly impair Employee’s ability to earn a living during or after Employee’s employment with the Company. As a result of Employee’s educational background, prior work experience, and Employee’s employment and position with the Company, Employee possesses general skills and knowledge enabling Employee, if need be, to pursue profitable work in businesses not competitive with the Company’s Business.

Therefore, in consideration of good and valuable consideration to which Employee was not previously entitled, including, without limitation, as is set forth in Paragraph 1.B above, Employee agrees as follows:

A. Covenant Not to Compete.

i. Employee agrees that during Employee’s employment with the Company and for the period of twelve (12) months immediately following Employee’s Termination Date (such period not to include any period(s) of violation or period(s) of time required for litigation to enforce the provisions of this Paragraph 8.A(i)) (the “Restricted Period”), Employee shall not, without the prior written consent of the Company, directly or indirectly, accept, obtain, or hold a Competitive Position within the Restricted Territory with a Competitor. Notwithstanding the foregoing, the provisions of this Paragraph 8.A(i) shall not apply from and after a Change in Control.

ii. Employee agrees that in the event Employee, without the Company’s prior written consent, directly or indirectly accepts, obtains, or holds a Competitive Position within the Restricted Territory with a Competitor during the period between the expiration date of the Restricted Period and the date of the Company’s final payment to Employee of any Termination Compensation under this Agreement (the “Concluding Compensation Period”), the Company shall be entitled to terminate any compensation, benefits, and/or remaining payments of the Termination Compensation otherwise payable to Employee under this Agreement and Employee forfeits such Termination Compensation. Notwithstanding the foregoing, the provisions of this Paragraph 8.A(ii) shall not apply from and after a Change in Control.

iii. Notwithstanding the foregoing, Employee may, as a passive investor, own capital stock of a publicly held corporation, which is actively traded in the over-the-counter market or is listed and traded on a national securities exchange, which constitutes or is affiliated with a Competitor, so long as Employee’s ownership is not in excess of five percent (5%) of the total outstanding capital stock of the Competitor.

B. Non-Solicitation of Company Employees.

i. Employee understands and agrees that the relationship between the Company and each of its employees constitutes a valuable asset of the Company and may not be converted to Employee’s own use or benefit, or for the use or benefit of any other third party. Accordingly, Employee hereby agrees that during Employee’s employment and during the Restricted Period, Employee shall not, without the Company’s prior written consent, directly or indirectly, (A) solicit or recruit for employment; hire; attempt to solicit or recruit for employment; attempt to hire; or accept as an employee, consultant, contractor, or otherwise, any Company employee, or (B) urge; encourage; induce; or attempt to urge, encourage, or induce, any Company employee to terminate his or her employment with Company; or (C) otherwise interfere with the Company’s relationship with any Company employee. Notwithstanding the foregoing, the provisions of this Paragraph 8.B(i) shall not apply from and after a Change in Control.

ii. Employee agrees that in the event Employee, without the Company’s prior written consent, directly or indirectly, (A) solicits or recruits for employment; hires; attempts to solicit or recruit for employment; attempts to hire; or accepts as an employee, consultant, contractor, or otherwise, any Company employee, or (B) urges; encourages; induces; or attempts to urge, encourage, or induce, any Company employee to terminate his or her employment with Company; or (C) otherwise interferes with the Company’s relationship with any Company employee during the Concluding Compensation Period, the Company shall be entitled to terminate any compensation, benefits, and/or remaining payments of the Termination Compensation otherwise payable to Employee under this Agreement and Employee forfeits such Termination Compensation. Notwithstanding the foregoing, the provisions of this Paragraph 8.B(ii) shall not apply from and after a Change in Control.

C. Non-Disclosure of Confidential Company Information; Trade Secret Protections. Employee recognizes and acknowledges that during the course of Employee’s employment, the Company has provided and will continue to provide Employee with exposure and access to Confidential Company Information and Trade Secrets of the Company, or confidential information belonging to other third parties who may have furnished such information to the Company under obligations of confidentiality. Employee, therefore, agrees that during Employee’s employment with the Company and at all times after Employee’s Termination Date, Employee shall not disclose any such Confidential Company Information or Trade Secrets, or other information subject to an obligation of the Company to keep confidential, to any third party not employed by or otherwise expressly affiliated with the Company for any reason or purpose whatsoever, and shall not use such Confidential Company Information or Trade Secrets except on behalf of the Company.

D. Employee Acknowledgement. Employee acknowledges and agrees that (i) the restrictive covenants in this Paragraph 8 are reasonable in time, territory and scope, and in all other respects; (ii) should any part or provision of any covenant be held invalid, void or unenforceable in any court of competent jurisdiction, such invalidity, voidness, or unenforceability shall not render invalid, void or unenforceable any other part or provision of this Agreement; and (iii) if any portion of the foregoing provisions is found to be invalid or unenforceable by a court of competent jurisdiction because its duration, territory, definition of activities or definition of information covered is considered to be invalid or unreasonable in scope, the invalid or unreasonable terms shall be redefined, or a new enforceable term provided, such that the intent of the Company and Employee in agreeing to the provisions of this Agreement will not be impaired and the provision in question shall be enforceable to the fullest extent of the applicable laws. The restrictive covenants contained herein shall be construed as agreements independent of any other provision in this Agreement and the existence of any claim or cause of action of Employee against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of this restrictive covenant. Any decision in one state or jurisdiction invalidating or holding unenforceable any provision of this Paragraph 8 shall not be binding in any other state or jurisdiction.

9. Other Post-Termination Covenants.

A. Employee agrees that (i) Employee’s dismissal from the employment of FDS for Cause is conclusive evidence of Employee’s simultaneous dismissal from employment for Cause by every other corporation, trade or business that, together with FDS, constitutes the Company; (ii) Employee’s dismissal from the employment of FDS other than for Cause is conclusive evidence of Employee’s simultaneous dismissal from employment other than for Cause by every other corporation, trade or business that, together with FDS, constitutes the Company; (iii) Employee’s termination for Good Reason from the employment of any of the corporations, trades or businesses that constitutes the Company is conclusive evidence of Employee’s simultaneous termination for Good Reason from employment by every other such corporation, trade or business; and (iv) in the event of any Termination of Employment, Employee shall resign and hereby does resign from all positions as an officer and director of the Company and from any other offices with the Company, with such resignations to be effective upon Employee’s Termination Date.

B. Upon Employee’s Termination Date, Employee agrees not to make any statements to the Company’s employees, customers, vendors, or suppliers or to any public or media source, whether written or oral, regarding Employee’s employment with the Company or termination from the Company’s employment, except as may be approved in writing by an executive officer of the Company in advance. Employee further agrees not to make any statement (including to any media source, or to the Company’s suppliers, customers or employees) or take any action that would disrupt, impair, embarrass, harm or affect adversely the Company or any of the employees, officers, directors, or customers of the Company or place the Company or such individuals in any negative light.

C. Following Employee’s Termination Date, Employee covenants to render further advice and assistance to the Company as may be required from time to time, and to provide all information available to Employee on matters handled by and through Employee while employed by the Company or of which Employee has personal knowledge, and by making available to the Company at reasonable times and circumstances, upon request by the Company, information pertinent to its operations in Employee’s possession; and, to the extent that it is necessary, to cooperate with and assist the Company to conclude any matters that are pending and which may require Employee’s assistance; provided, that he shall be paid reasonable compensation by the Company in the event Employee is required to expend time in the performance of such services; and provided further, that Employee may perform such services in a manner that does not unreasonably interfere with other employment obtained by Employee. Employee shall be reimbursed for any expenses incurred by Employee in the performance of the covenants herein set forth in this Paragraph 9.C.

D. In addition, Employee agrees to cooperate with and provide assistance to the Company and its legal counsel in connection with any litigation (including arbitration or administrative hearings) or investigation affecting the Company, in which, in the reasonable judgment of the Company’s counsel, Employee’s assistance or cooperation would materially advance the Company’s position in such litigation or investigation. Employee shall, when requested by the Company, provide testimony or other assistance and shall travel at the Company’s request in order to fulfill this obligation. In connection with such litigation or investigation, the Company shall attempt to accommodate Employee’s schedule, shall reimburse Employee (unless prohibited by law) for any actual loss of wages in connection therewith, shall provide Employee with reasonable notice in advance of the times in which Employee’s cooperation or assistance is needed, and shall reimburse Employee for any reasonable expenses incurred in connection with such matters, provided, however, that the Company shall not have any duty to reimburse any loss of wages and/or expenses unless such wages and/or expenses are documented (in a manner required of Senior Vice Presidents making claims for reimbursement of business-related expenses) within 90 days of being incurred. Lost wages and/or expenses payable pursuant to the immediately preceding sentence shall be paid on the 30th day following their required documentation.

10. Delivery of Property upon Termination. Upon Employee’s Termination Date, Employee shall, as soon as possible but no later than two (2) days from Employee’s Termination Date, surrender to the Company all Confidential Company Information and Trade Secrets in Employee’s possession and return to the Company all Company property in Employee’s possession or control, including but not limited to, all paper records and documents, computer disks and access cards and keys to any Company facilities.

11. Enforcement of Restrictions in Paragraphs 8 and 9. Because Employee’s services to the Company are special and unique and because Employee has been exposed to and has had access to Confidential Company Information and Trade Secrets, Employee and the Company agree that any breach or threatened breach of the provisions of Paragraphs 8.A(i), 8.B(i), 8.C, and 9 would cause irreparable injury to the Company and that money damages would not provide an adequate remedy to the Company. In the event of a breach or threatened breach of Paragraphs 8.A(i), 8.B(i), 8.C, or 9 of this Agreement, the Company or its successors or assigns may, in addition to any other rights and remedies existing in their favor, apply to any court of competent jurisdiction for specific performance; temporary, preliminary, and permanent injunctive relief; expedited discovery; or other equitable relief in order to enforce or prevent any violations of any such provisions (without posting a bond or other security). The Company shall be specifically entitled to an injunction restraining Employee from disclosing any Confidential Company Information or Trade Secrets, and, further, from accepting or continuing any employment with or rendering any services, or continuing to render services, to any such third-party to whom any Confidential Company Information or Trade Secret has been disclosed or is threatened to be disclosed by Employee.

In addition to the foregoing and not in any way in limitation thereof, or in limitation of any right or remedy otherwise available to the Company, if Employee violates any provision of Paragraphs 8.A(i), 8.B(i), 8.C, and 9 of this Agreement: (i) any compensation, benefits and/or Termination Compensation then or thereafter due from the Company to Employee shall be terminated forthwith; (ii) the Company’s obligation to pay or provide and Employee’s right to receive such compensation, benefits and/or Termination Compensation shall terminate and be of no further force or effect; and (iii) upon demand by the Company, Employee shall repay to the Company any such compensation, benefits and/or Termination Compensation previously paid by the Company because of not being informed or aware of Employee’s violation of a provision of Paragraphs 8.A(i), 8.B(i), 8.C, or 9 of this Agreement; in each case without limiting or affecting Employee’s obligations under such Paragraphs 8.A(i), 8.B(i), 8.C, or 9 or the Company’s other rights and remedies available at law or in equity, and provided that at least $20,000 of such compensation, benefits and/or Termination Compensation shall be retained by Employee representing the consideration Employee received in exchange for Employee’s release and waiver of rights or claims under Paragraph 12 of this Agreement. For purposes of this Section 11, the Company shall have the sole discretion whether to allow in excess of $20,000 to be retained by the Employee.

12. Waiver and Release. In consideration for the payments and benefits provided and to be provided hereunder, Employee agrees that Employee will, upon termination of employment and as a condition to the Company’s obligation to pay any severance benefits under this Agreement, deliver to the Company a fully executed release agreement substantially in a form then used by and agreeable to the Company and which shall fully and irrevocably release and discharge the Company, its directors, officers, and employees from any and all claims, charges, complaints, liabilities of any kind, known or unknown, owed to Employee.

13. Special Provisions. This Agreement shall be binding on and inure to the benefit of any successor to or assignee of the Company, and Employee specifically agrees on demand to execute any and all necessary documents in connection with the performance of this Agreement. No waiver by either party of any breach by the other of any provision hereof shall be deemed to be a waiver of any later or other breach thereof or as a waiver of any such or other provision of this Agreement. If any provision of this Agreement shall be declared invalid or unenforceable as a matter of law, such invalidity or unenforceability shall not affect the validity or enforceability of any other provision of this Agreement or of the remainder of this Agreement as a whole.

14. Complete Agreement. This Agreement sets forth all of the terms of the understanding between the parties with reference to the subject matter set forth herein and may not be waived, changed, discharged or terminated orally or by any course of dealing between the parties, but only by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

15. Choice of Law; Consent to Jurisdiction. This Agreement shall be governed by and construed under the laws of the State of North Carolina without regard to its choice of law or conflict of law principles. Employee hereby expressly and irrevocably consents to the venue and jurisdiction of the United States District Court for the Western District of North Carolina, or any state court in Mecklenburg County, North Carolina.

16. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if personally delivered, if mailed by registered, certified or express mail, postage prepaid, or if delivered to a recognized courier service, addressed to Employee at the address shown on the Company’s records for tax reporting purposes or to the Company as follows (or in either case to such other address as one party shall give the other in the manner provided herein):

Family Dollar Stores, Inc.	Chairman of the Board Post Office Box 1017 Charlotte, NC 28201-1017

With copy to:	General Counsel Family Dollar Stores, Inc. Post Office Box 1017
Charlotte, NC 28201-1017

17. Compliance with Code Section 409A.

(i) This Agreement is intended to comply with Code Section 409A, to the extent applicable. Notwithstanding any provision herein to the contrary, this Agreement shall be interpreted, operated and administered consistent with this intent. In the event that Employee is a “specified employee” within the meaning of Section 409A of the Code (as determined in accordance with the methodology established by the Company as in effect on the Employee’s Termination Date ), any payment or benefits hereunder that are nonqualified deferred compensation subject to the requirements of Section 409A of the Code and that are payable as the result of Employee’s Termination of Employment shall be provided to Employee no earlier than the day following six (6) months after the date of Employee’s Termination Date.

(ii) The Family Dollar Stores, Inc. Administrative 409A Policy, effective January 1, 2009, as in force on the Date of this Agreement and as it may be amended from time to time (the “FDS 409A Policy”), does not apply to this Agreement, anything therein or in any other writing to the contrary notwithstanding.

(iii) To the extent necessary to comply with any requirement under Section 409A of the Code that requires that determinations of status as a “specified employee” be made on a consistent basis or using a consistent methodology with respect to the Employee and any other employee of the Company, the criteria and methodology for such determination set forth in the FDS 409A Policy are adopted as a term of this Agreement by reference.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement all as of the day and year first above written.

FAMILY DOLLAR STORES, INC.

By:	/s/ Howard R. Levine

Title:	Chairman and CEO

Attest:

/s/ James C. Snyder, Jr.	Secretary

EMPLOYEE

/s/ Michael Bloom

Michael Bloom

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